CANPLATS RESOURCES CORPORATION

Financial Statements Request

Under securities regulations, shareholders may elect annually to receive printed financial statements by mail by completing and returning this form, or by registering online at www.computershare.com/ca/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code online or by requesting that a copy be mailed to you. Rather than receiving financial statements by mail, you may access them at www.sedar.com.

Interim Financial Statements	Annual Report

Please mail this request to the following address:

Computershare Trust Company of Canada

100 University Ave. 9th Floor

Toronto ON M5J 2Y1

Or fax to Canplats Resources Corporation 604-689-3847

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